
June 15, 2023

Scott Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, SuiteA
San Rafael, California 94901

> **Re: Ekso Bionics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 12, 2023**
> **File No. 333-272607**

Dear Scott Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Austin March